Filed by Alpha Capital Acquisition Company

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Alpha Capital Holdco Company

(Commission File No.: 333-262552)

Podcast: Semantix GM Andre Frederico & Alpha Capital’s Rafael Steinhauser

SPACInsider –

https://spacinsider.com/2022/06/22/podcast-semantix-alpha-capital/

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Nick:

So just first off Andre, as one of the most prominent Latin American based back deals, I thought it would be a good place to start to, and to just how different is the cloud data services space between Brazil and its neighbors and the United States.

Andre:

Well, Nick, thanks a lot. It's a pleasure to speak with you here today. Well, first of all, when we're looking to our market here in Brazil, we have been advancing a lot in terms of implementation of technologies. And in terms of, let's say, innovation and digitalization of all businesses. And this is not different when we think, of course, it reflects a lot.

Andre:

When you think in terms of cloud adoption, which we see as the first move of companies that are starting to digitalize. And then when we talk about data, it's usually the second step the companies will start looking once they have already done their first mover, their first homework in terms of moving most of their environments. So most of their infrastructure into the cloud.

Andre:

And this is where we come in. Most of the times we are coming into clients that are, let's say, now more mature stage in terms of digitalization or in terms of cloudification. But data is still especially when we look not only to the large enterprise, but when you start looking into more mid-size companies, it is still something that is in a early stage, let's say, in terms of maturity.

Andre:

We've been seeing an important growth in terms of adoption. Many companies starting to discuss adoption and wanting to discuss this kind of adoption. But in fact, and we understand this is a big opportunity for us. The main reason that they are not adopting is not because they don't want, and because they are because they don't need, but because they see that as a very, very complex and expensive project.

Andre:

And, and that's where we come in. The idea of Semantix is to really bring into the market a solution that's is simple. It's fast implement. It's a solution that is what we call all in one. So we offer all the steps of this journey of data in one solution.

Andre:

And by offering these companies we understand that we bringing a lot less complexity for these kind of companies that want to do that. That think this is very relevant, but they're not being able to do that because of the options that they have in the market until today, they are very, very expensive and inexpensive to implement. So that's how we've been seeing the market here in the region.

Nick:

Great. And a similar question for you Rafa in that you came up through Cisco and Qualcomm and Latin America, and you've been working firsthand to develop the TMT sector and kind of in general and these sorts of tech services for businesses, what have you been seeing? And just in terms of the opportunity in the region now that everything is moving to the cloud?

Rafa:

Yeah. First saying that I will divide first. Thank you very much, Nick, for having us here at SPARK Insider, I will answer in two parts first to Latin America. Yes, we have seen the blossoming of technology adoption in the region, combination of things over the last several years, mobility and the access to the cloud has significantly increased.

Rafa:

Latin America is the region with the highest internet usage in the world today, 10 hours per person, per day, coupled with banking inclusion. Brazil, as an example has one of the most advanced FinTech regulation and logistics delivery of goods has dramatically improved.

Rafa:

That drove the very fast adoption of technology of the over 650 million people that live in Latin America. Of course, accelerated during the pandemic times. This technology expansion capital with great entrepreneurship talent and high VC&P investments of over 20 billion in 2021, continuing to flow in into 22 drove the rapid growth of the technology industry with now over 40,000 startups and accelerated the growth of many of those companies producing 34 new unicorns on last year, and many valuable significant players emerged and are now listed in the US such as the 40 billion market Libra in eCommerce $20 billion FinTech Newbank.

Rafa:

And even in software, we have companies conquering the world like Globant, now little under 10 billion us dollar market cap. And now specifically, so to the data segment and Semantix itself, Semantix picked up on this growth of technology adoption and emerge as the leading data platform in Latin America.

Rafa:

And we as Alpha Capital are very glad to be merging with this sped company with unique attributes in the data analytics and AI field, and the principle attributes are it combines high growth with profitability, very unusual to see in the data analytics segment in particular.

Rafa:

Data analytics itself is no doubt one of the top two or three hottest categories going forward in the world. And of course, as well in the region. Semantix enjoys a strong number one position of in data analytics in AI, in Latin America, initially offering third party platform integration.

Rafa:

But over the last five years transitioning to its own proprietary end to end data offering with unique features, making the data journey very simple, agile, secure, and extremely cost efficient.

Rafa:

And next item is the vast majority of its business is SaaS softwares the service with very high NDR of nearly 140%. And last but least it has a splendid leadership team and the Leo Santo CEO, and here on this call, Andre as the head of the Latin maker operation.

Nick:

Great. And Andre that's what I wanted to get into next, just in terms of Semantix services, could you get into that product line a little bit and how much of those products are fully recurring subscription based and how much is that usage fees and things like that?

Andre:

No, definitely. I think as Rafa mentioned, we are at 11 years old company born in Brazil, grown in Brazil. I think we've what we've been doing in this 11 years a very important role in terms of really evangelizing the use the usage of data as something that companies can use for business decision. And while starting with business decision, and today even monetizing this data.

Andre:

This has been what we've been looking and thinking all the time in terms of how we can provide to clients the best solutions. I think the beauty of our portfolio. Of our offering portfolio is that also as Rafa mentioned, we started in the back as a company that was a service provider of in the data, let's say, space and offering also market solutions that were not proprietary.

Andre:

On the last years we've been developing and focusing a lot on our proprietary solutions. We have today a data platform that is a complete data platform going from, or starting from the ingestion of data which is basically the way we think is by how we co connect all the platforms that clients using the market.

Andre:

So being CRM platform that they use ERPs and other like eCommerce marketplace and other platforms that they use, how we connect the datas that are under all these platforms that they use, we bringing into a data lake, then how we apply our solution in terms of already starting to clean up this data and organize this data. So this data can be used by their data scientists or data engineers. And then we also bring into in our platform solutions for or a module for the data scientists so they can work over this data and work on models, for instance, for revenue predictability or for creating any statistic model based on the data.

Andre:

And the way we think about all these stages is that we want to give power for these data professionals because we understand that they want to have the possibility of modeling themselves or doing some customization themselves. But we also have a big concern in bringing the more plug and play or a lot of features or components that already preset, like for instance, data ingestion connectors that already preset, data visualization dashboards that are already preset, algorithms inside the platform that are already percent.

Andre:

So the scientists can work with these already preset, and they can either make something more sophisticated on top of it or use this as a component or use it as a standalone solution. So for instance we have inside the platform some algorithms like for next best offer or for hospitals.

Andre:

For instance, we have an algorithm that works with helping them in predictability of the number of rooms that they need to have available once they start receiving their patients or their clients. So this is the kind of concern that we have throughout all the platform. Giving power, but also giving the possibility for clients that do not have a big team of data engineers. And they still want to work on data, but without having the capacity of creating from scratch everything they want to do.

Andre:

But this combining with the services we offer, and also with the third party components that we bring in, we understand that this is a very, very comprehensive and very complete tool because we can help enterprises that need probably something more complex and with something that we complement with services and third party components.

Andre:

But we also have a very, very comprehensive and very complete solution that we understand, like for middle market companies our platform really offers everything inside it in a very simple, very agile, very quick to implement and very low maintenance mode. So they can do it themselves in a very easy way. That's how we've been thinking, how we feel that we can bring a lot of difference into the market.

Marlina:

Right. And you've also managed to grow fairly fast to this point with third party partners doing a large amount of your client sourcing. So do you plan to continue to primarily lean on those relationships or perhaps have your in-house sales team take on more of the load?

Andre:

Well, so Marlina, just to clarify how we've been approaching the market in terms of our sales efforts. We basically think we have two ways of going to the market. One is the direct sourcing way. We have a very relevant team of sales professionals inside our company that we divide them basically in three different zones, let's say.

Andre:

So we have the key account managers, which focus on the very large enterprises. So that's one of the teams. We have a team that is focused on corporate accounts. And these are companies let's say in Brazil, they're amongst the top 2000 companies in Brazil. So they are companies they're still very large but they are not the biggest, the top 500 companies in Brazil.

Andre:

For these two markets we still have a very direct approach. We still rely a lot on our sales team. Of course, we use digital marketing, we have our SDRs or BDRs working or on opening these opportunities, but we still working on a very direct way.

Andre:

When we move down one more step. We have a sales team that is oriented to the middle market, what we call middle market. We choose the main focus for our platform, for instance. For these markets, we do go reach our clients directly, and we also maintain these clients directly, but we have a very relevant program of partners program, which is our own partners program that we have been investing a lot in expanding this partners program.

Andre:

Basically because even with a very important sales team we cannot reach out to the whole country. Brazil is a very large country. So we cannot reach out to the whole country. And especially when we go out to Latin America in the U.S., we see that as a very relevant point of entry in this market.

Andre:

And also when we think about partners, we have these partners that belong to our partners program, which is Semantix program, but we also have our technology partners. So for instance, the hyperscale clouds, they are our technology partners, our product is on their marketplace, and they are also a very important channel for us to sell our products, not only in Brazil but also globally. So this is basically how we see our go to market strategy today and going forward.

Marlina:

Got it. And so as mentioned, you're currently present in three Latin American markets, as well as the United States. So does your product offering differ at all between those markets and given that you're doing so much business in longer contracts, how have you been impacted by inflation and the various dynamics with all the different currencies?

Andre:

No. Perfect. So started from the approach in terms of products that we have for these markets. Well, as I mentioned before, the way we've developed the company. And this is 11 years. So in Brazil we have the full offering and we've been putting a lot of focus to increase the relevance of our own product.

Andre:

When you think about new regions that we are entering, we are studying our entry with our own products. Basically because we don't have initially a big team or a delivery team that we can also offer services. So the way we think is that we really have to start with our own product but as we move forward, we understand that we are going to be, it's going to be necessary for us to also offer services to these clients.

Andre:

The main focus when we are opening these new markets is really the middle markets, which we think requires initially less involvement of services. So that's why we're looking to our own product. But once we start moving out also to enterprises, we are pretty sure that we also will need to offer service.

Andre:

So that's how we've been approaching in terms of offering to different regions. In terms of inflation in Brazil, the contracts that we have in Brazil, they have components that they have it's inside the context already, clauses that protect ourselves against inflation.

Andre:

So the contracts are just annually by inflation. Usually it's very common in Brazil to have that. Usually we use a basket or an inflation index that we consider for that. When you think about contracts that are outside Brazil, they are in their majority, they are us dollars.

Andre:

So the revenues come as dollars and most of our costs are in Brazil. So until today, we're still very protected because not only we have inflation, but also currency protects us a lot in terms of these countries. So basically this is the way we've been protecting ourselves in this kind of situation.

Marlina:

Okay. And then I also see that you're now eyeing new markets as well. Can you talk a bit about your strategy for entering those?

Andre:

Yes, definitely. Well, basically in Latin America that we are already more mature, let's say in countries, in Latin America, outside Brazil, right? Every time we talk about Latin America, you have to clarify that there's Brazil and there's the other countries.

Andre:

We started of course in Brazil, but the way we've moved to other countries was we start moving initially on opportunity based. So we thought when we had an opportunity of selling to a client then we start reaching out this client. And once we had a client then we decided to establish. And this is because basically several years ago, we didn't have the capital to invest upfront right before having clients.

Andre:

Right now in the last expansions that we have done in the region, we have already expanded like putting sales teams locally. We usually have not only sales teams but we also have technical architects.

Andre:

So basically we always open the market with this double team sales and architects, because the sales, they cannot work on engaging clients without having a more technical person that can help either in defining the architecture, either defining what's the best way to approach this client.

Andre:

But also in working in PLCs, proof of concepts or in demos with these clients. So very important to have this double team here in architects and sales team. Same thing that we are doing right now in the U.S. So this is how we always start. And next step, we start bringing in delivery teams or support teams like market, local marketing and other things.

Andre:

So that's how we have been doing this expansion, and basically the way we decide to expanding the team is as we start engaging more clients and having more revenues in these countries then we decide we start investing more locally.

Andre:

And initially we've been doing all the support for these regions throughout Brazil because the teams that we have here, we have a lot of English-speaking people, or Spanish-speaking people that can support that. So that's how we've been moving. And one more point that has been very helpful also is to find local partners that can help us in this expansion.

Andre:

So like finding system integrators that can help in this expansion or finding for instance, companies that already used to implement data solutions to local companies. This has been also been very helpful. For instance, in Mexico. This has been a very successful engine. Right now We are doing the same in Colombia. We're doing the same in the U.S. So this is something that we believe is going to be very powerful expanding into regions scope.

Rafa:

Maybe I can comment by saying the proceeds are going to come from the merger are going to be used also in path to support the geographic expansion. And there two things are natural for that one is the going with the companies that are already customers of Semantix in the region to these new regions, wherever they act in a multi national fashion.

Rafa:

And the other one is to go and address some portions of the market that are not yet well-served in data analytics and AI, which are the meat and low size companies that cannot afford much. And that cannot handle much complexity.

Rafa:

The semantic solution as mentioned is in all in one solution that is very cost effective and very simple to be implemented. So these are natural territories for expansion of Semantix in other geographies.

Nick:

Great. And I want to continue on that a little bit with you Rafa because should acquisitions and M&A and being a good way of making this sort of expansion. Just from your perspective having you've been looking at targets all for the last year. What can you tell us about the Latin American markets dynamics from evaluation standpoint?

Rafa:

As I mentioned before, Latin America has been growing significantly and produce a number of very large, very healthy, very nice tech companies with great leaders that at some point in time merit to become public. And if they are good enough then to become public in the prime market, which is the U.S. in NASDAQ and getting to NASDAQ is not simple in particular for a Latin American company that doesn't have the necessary experience and talent that you have when you grow in the U.S. itself to become public in the U.S.

Rafa:

So having this opportunity to merge with another company that is already public in the SPARK mode can be very helpful for many companies. I think there is space for many of those companies in the near future to become public in the U.S. And we have, when we started to look into that field after we went public in February of 2021 as the first SPARK devoted to technology in Latin America. We investigated, we looked into about 100 companies in the region that might be mature for that type of transition.

Rafa:

And we selected 12 that we engaged more deeply. And out of those, we finally selected and signed a merger agreement with Semantix that all of that process happened from February to November. We announced the merger agreement in November, and we not only did that, but also we created before signing the merger agreement, a pipe.

Rafa:

So to secure the transaction, to make the transaction absolutely firm and in independent on the redemption rate that there might be, we didn't really know in November of last year that the redemption rate would go higher and higher of the last several months. But we did have this pipe in place and close the deal in November and announced it with Semantix.

Rafa:

Again, I think SPARKS have the role today. We are kind of on a roller coaster if you wish with SPARKS because of the regulatory changes that are being proposed and will be implemented, but they have a space there. There is a group of companies that can benefit from this transition to the public markets in SPARK mode. And if that is true for north America is even more true for Latin America, for the reasons I mentioned before.

Nick:

You just jumped into what I wanted to get into next which was your process as well. through a very interesting year in the smack market, but for one thing, I mean, one, one thing that we were hearing a lot from SPARK teams, at least in the U.S. market in terms of looking for targets was that it was so saturated that every... There are five specs targeting every company practically.

Nick:

But I imagine you didn't have quite as much you weren't bumping into as quite as many SPARKS in Latin America being specialized as you are there. So I was just interested in how that was going in terms of that part of the process. And also as you mentioned getting, getting a pipe together before the pipe market got even more difficult, but I imagine even in November, that wasn't the easiest thing.

Rafa:

Yeah, that is true. It was a very interesting and exciting journey and it is continues to be. We are not yet the process is not yet finalized, but we are very close to that. And it has been quite exciting. I would say we have been the first SPARK that devoted to technology in Latin America that has been announced in February last year after us, several others came out with the same purpose, about four or five.

Rafa:

And I think there is space for this amount of SPARKs or even more. And it is not at all saturated as it is in the U.S. Nowadays with hundreds of SPARKs out there looking for a target, but maybe one challenge we had as the first ones coming out was to educate the market because it was not really very well known or understood how the SPARK works and what the advantages are for SPARK.

Rafa:

So we did some education in the region but soon enough people understood the benefits of that. And we had the opportunity to select the company we wanted to address. And for several reasons, as I mentioned before, Semantix showed up as being this very special jewel, high potential company for the future that merit had be becoming public in the U.S. So to equip themselves for greater days coming up in the near future.

Rafa:

So we have the chance to select the company. And at the same time, we said, well, let us be playing safe, let us build a pipe. So at the time we signed the agreement so that we are independent from the market mode. So can we build a pipe later on or not? Are we going to face high redemptions or not? We want to be secure.

Rafa:

And we build this pipe. The pipe is a 117 million pipe on additional to our 230 million SPARK in trust, trust of the 1 1733 is a non redemption agreement. And all the rest is fresh money in part contributed by the current shareholders of Semantix that double down on the company. And to some degree, other very well-known investors from the region and even my co-founder [inaudible 00:30:06] for myself, contributed to the pipe in order to secure.

Rafa:

As I mentioned, a trajectory that would be safe and secure. And here we are in June of 2022 in a moment where everything is quite uncertain. A raising pipes is very difficult and redemption rates are very high, but as I mentioned before, even in case we experience a large redemption rate, the 117 million was secured as sufficient for Semantix to fully carry out on the business plan that was presented. And that basically is going to use the money for, as we mentioned before, geographic expansion for development of the product and for enhancing their own team in Brazil and abroad.

Rafa:

So that is what we have been able to build. And as mentioned, we are just about to finalize the process and hopefully very soon we are going to be merged and Semantix is going to be public company in the NASDAQ.

Nick:

Great. And I wanted to get, Andre's kind of side of that conversation and that process a little bit as well just given how this is a somewhat of a first or a new thing in Latin America in terms of SPARKs when did the potential of a SPARK deal first pop onto your horizon and how did you come to the decision to go to that route rather than continued private raises or, or angle towards an IPO eventually as an alternative?

Andre:

No, perfectly said. Well, it's a very important moment for the company. It's a very important move, very important and very relevant move for the company. I think initially is like, it has always been the dream of the company to be a public company and especially a company that is traded in NASDAQ.

Andre:

Because we, of course, we understand that this brings a very important stamp in terms for a technology company. And as a deep tech that we are, which is a company that does not offer applied technology, but we offer really the technology itself for companies to use this technology, to transform their business.

Andre:

We always have seen this as a, as a business that has to be global. And by being listed in NASDAQ, this puts us in a very different dimension, a very different league. So we understand this is it's a very important move for us, of course, in terms of raising money and being able to do the investments we need for this expansion, as Rafa mentioned.

Andre:

So raise money for M&A, so to acquire companies that can bring to us an opportunity to expand into new regions. Companies that can bring in new technologies. Technologies that will take us a couple of years to develop, and we can accelerate this development by bringing in companies.

Andre:

But also the fact that we are going to have a very different visibility. We understand that this, especially when we think about expanding to the U.S. market. But being in a company that is listed in NASDAQ, it's something we understand it's going to be a very, very relevant upside and a very, very important step for us to go into this company.

Andre:

So this is, of course, the first motivation. We could do that directly with a traditional IPO process, or we do through SPARK.

Andre:

But basically we found in Alpha a very important partner to go into this process. I'm not sure if I can say in a smoother way, but because it has been so smooth recently, Rafa, but definitely on a way that is that we are not alone. We have a partner that's together with us that is helping us a lot in terms of thinking on how we do this move, how we are building the global expansion.

Andre:

So I think we bringing, let's say, the mix of having a partner, which is like more similar to a private equity partner, but also being listed on a very relevant market such as NASDAQ. I think that's pretty much what we saw.

Rafa:

I would like compliment a little bit here. And as this is called SPARK Insider. I wanted to give some feedback on, on the PAC function itself, although it is our first pack, we got this great experience of living through that. And I would say we have two differentiations from possibly many other specs.

Rafa:

One is the purpose. As mentioned, we were very focused on technology in Latin America, identifying the need for that in the region and counting on the experience that my co-founder Alec and me have in the region after several decades of working here.

Rafa:

And the other one is the quality we bring to Semantix to our company that we are going to merge with, starting with the founders, Alec, my co-founder has been founding and leaving companies from zero to unicorn and not only once, but several times, and that gave not only Latin America, but outside the region as well, gave him quite a wealth of experience in myself.

Rafa:

I worked 37 years in the industry, 20 as a CEO in the region of multinational companies, my last one, 10 years at Qualcomm and within Qualcomm, during my period, we created Qualcomm ventures, Latin America, which became eventually the largest corporate investor up to today in the region, fostering several unicorns that emerged in that period of time.

Rafa:

And we brought this experience to share that with the company equipped the company, support the company, supplement the company for them to make this transition, which is not simple from a Latin American private company to a global NASDAQ based public company.

Rafa:

Our team is also very experienced. We have a U.S. CFO that added a lot of value. We have a chief strategy officer that has passed through, lived through five different SPARKS before this one. And we have as well an investor team, our anchor investor in Nova capital that brought a lot of experience as well to the table.

Rafa:

And needless to say, I'll play with the two main shareholders of Semantix war and is very good. Bradesco second largest bank in Brazil and Que Sera, one of the leading PE and venture funds in the region.

Rafa:

So we were able to build a team that made this transition much easier, much easier than if Semantix would've gone. The classical traditional IP route. I wanted to mention that because it shows that there is a space for SPARKS in the world. I still believe even after this crisis, we are living here. We will see that continuing and in particular for Latin America. If you have the right setup, the right purpose and the right talent within this pack back to you.

Marlina:

Definitely. And for Andre, you touched upon this briefly, but what do you see as the biggest advantage Semantix can take away from being publicly listed in general?

Andre:

Well, I think I mentioned some of the points right at the top. For instance, we get a lot more visibility than we have today. Clients. They value that a lot. I mean, just by speaking with our clients today that we are in this process, that we are becoming this company. They value this a lot and they value not only because of being a public company but everything that's that you bring in order to be a public company.

Andre:

I mean, in terms of governance, in terms of controls, by being a public company, trading the U.S., there are other things like SOCS and other things that we need to comply. Right some throughout time, but in fact, things that we have to work in order to be able to play in this league.

Andre:

So these are our company components that are very important. I think some other companies that are relevant. When I think about attracting talents to the company, of course, we can have long term incentive programs like RSU stock options, even by being a private company, but it's completely different.

Andre:

The kind of the kind of liquidity and the kind of differentiate that we bring in. Once we are a public trade company, we are a company that is that they can have a lot more liquidity in this components and these benefits that we bring to them.

Andre:

So this is one component that is very important in terms of attracting talent. This component is also, and especially when we think about our shares and being a very relevant tool when we think about acquiring new companies. So when we think about acquiring new companies, if we are a public company especially this brings us a very important too of having our own stocks as a portion or components that we came in, these negotiations.

Andre:

And even in a more qualitative way companies that we approach in terms of M&A, they tend to be more attracted in being part like founders.

Andre:

They, they, they tend to be more attracted in the story of being part of a NASDA company, right? Because especially comp tech companies, they want to have this, they always dream about, well, first being unicorns then having public, being public traded in stock exchange like NASDAQ.

Andre:

So this very, these are things that change completely. I think the environmental company or environment with clients, the environment with employees, and mostly with all stakeholders that we are involved. This really brings a different, let's say effect over how people are looking to ourselves.

Marlina:

And the public listing certainly seems like it would give you a leg up over local competitors, but do you see the competition for clients in your markets coming from more local players or multinationals these days?

Andre:

Well, we don't have many local players that compete, especially when we think about our solution, our end to end to end. So only one solution. When we think about specific models of our solution, we have some local companies, but most of the competitors really come from global companies. And this is another topic that makes a lot of difference of us also being a list company, becoming a more and more really a global company, a company that is seen as a company that has capacity.

Andre:

Not only CAPA financial resources to invest and to grow but also capacity of using these global presence as something that we can use in terms of developing new products, bringing new technologies, as just as I said, I think by being a company that has access to these markets, we can acquire companies that bring new technologies. We can hire people from like the U.S market. That's bring already a big experience in data projects for several companies.

Andre:

And also we can develop like today we have our data labs here in Brazil, we are also thinking, or we are planning to expand our data labs for instance, to the U.S. So if we have these centers of innovation centers of technology develop this also bring us to the same league. Let's say that global players that compete with us today offered to clients that we are competing together.

Andre:

I think as we mentioned before even though we have competitors, we see that we are, we are knocking on with a very, very relevant and very important edge, the way we've been approaching, because we see, we have a very unique offering today, which this middle market clients, we see that they are very unserved today.

Andre:

And that's one of the main reasons that they're not completely, let's say exploring this data, this data environment. So once we bring in our solution, there is a more, a lot less complex, easy to implement and very cost effective.

Andre:

We see that. I mean, we are helping these clients to enter into this market and therefore to sort of say democratize the enter of new companies into this market. That's how we've been thinking. And, and working on our day by day that we think we really can help several companies to start exploring this opportunity that bra data brings into their business.

Nick:

Great. And you mentioned it there as a little bit, but I just wanted to follow up real quick on on that subject of acquisitions moving forward. Do you have a preference in terms of how much cash or how much stock you would be leveraging on those deals as kind of a rule of thumb?

Andre:

Well, I mean, we don't look too much in terms of, if it's either cash or let's say stocks. We really look into the way that if it's either upfront cash or some sort of payment that's like earn out payment that is connected somehow into the future valuation of the company. This earn out component can be paid through cash, but cash that is only achieved upon very relevant and very, very clear KPIs. And KPIs that of course are connected with the valuation of the business going forward.

Andre:

This can be either paid through cash or paid through equity. What we see as a value of paying with equity as well is that when we pay only with cash, we are connecting the founders view and the founders future with the business plan. But we are only connecting to the business plan. It's a lot, it usually we are not connecting to Semantix a glance business plan. We're connecting to the specific business plan of the company we acquiring.

Andre:

When we bringing the stock components, we are also bringing the connection to the whole Semantix business plan. So that's the beauty that we think we can bring by adding the stock component also to the acquisitions.

Rafa:

I just wanted to compliment if possible on M&As, there is most of the times the combination between cash and stock and in both cases, cash and stock are better off. You're better off when you are public than when you're private, when you're public in NASDAQ than when you're private in Latin America.

Rafa:

So making this transition now in this case through SPARK helps a lot on the M and a strategy as much as it helps on retaining and getting new employees on board. So yes, this transition private, Latin America to public us is going to help a lot on M&A, both on the cash component. The proceeds that are coming from this transaction and the liquidity, the company is going to have the access to capital in very different terms.

Rafa:

And the capital in Latin, Latin America, which is very expensive as well as into the value these merch companies will see in the stock of this traded publicly traded company in the US. Back to you.

Marlina:

And then just in general, what is the thing that you're most excited about coming out of the cloud next?

Rafa:

One of the things that are going to happen in the near future is the web three, 3.0 within that free album as well. The meta version. Both elements are in the view of Leo Santos, the CEO of Semantix and a visionary person that is already experiencing experimenting a little bit on both dimensions. And they both are going to be radically changing the way in which we operate as companies, as economies and as persons as people.

Andre:

Yeah, definitely. I think of course there are things like, like Rafa mentioned, quantum computing is also something that we see on the long term is going to change a lot the way, the way we process data, the way we can offer solutions over data.

Andre:

But some things that are already we are already seeing, and that we are already bringing to the market that we see as very big differentiators and bring innovations is really to bring more and more. So data solutions that are based on not on technology itself, but how we apply data into, let's say to industries.To what we call vertical building blocks that we have.

Andre:

We we've been seeing more and more the needs of business areas wanting to use data, but they are not different from technical areas that they know exactly how to build it, how to use the data, how to bring data, let's say data sources into their models and how to build models from scratch.

Andre:

When we are talking to business areas, let's say health, for instance, which is an area that we've been exploring a lot. And we see a huge opportunity. A lot of opportunity of using data, but a very low maturity yet in terms of how to use this.

Andre:

We see that these let's say industry specific components, there are more, less technical, but there are more problem solutions driven. It's something that is changing a lot, the way that data technologies applied. Something that until today has been a lot used by very technical people, data science, data engineers, and Harry has required a lot, the usage of this kind of people.

Andre:

We see that by bringing this problem solving solutions on a solution that is more and more proven plate to our clients also disrupts the way they consume this kind of technology, because they start consuming this kind of technology on a way that they do not need to be very, very knowledgeable in terms of technology and how to use technology itself. But they only need to know how to solve a problem that they have on their day by day.

Rafa:

And can I compliment as well, just on the technology side related to data short term, two things happening, the capability of handling real time, a massive amount of data coming in, ingesting processing, applying intelligence, and sharing out all of that in real time, accelerates massively the chance of impacting processes in the industry, in finance, in other areas.

Rafa:

The other one is lops a new way of structuring data processing and to end, which facilitates makes it much easier for data engineers and data analysts to handle and play with data. And in the midterm quantum computing, of course, quantum is going to enable us to process a huge amount of data we today collect, and we will collect more and more data that is not really used or processed because we don't have this capabilities of processing so much information.

Rafa:

And quantum computing is the big hope of going much deeper, much broader into the data world than we are doing today. We are seeing the first steps happening as we speak and most likely in 2, 3, 4 years, that's going to become a little by little reality, improving many things like cybersecurity and other processes that require the high, very high computational capabilities that quantum computing can offer us. Back to you.

Nick:

Great. Well, before I let you gentlemen go, do you have just a quick update in terms of the timeline of completing the transaction in terms of where things stand now? I know some of these reviews have gotten a little bit longer these days.

Rafa:

We have announced the merger agreement in November of 2021. And in February, we filed an F4 with the SEC for requesting a merger between Alpha Capital and Semantix. Since then we have been in dialogue, several rounds of questions and answers with the SEC and we match look forward to completing this process very, very soon within the next couple weeks.

Rafa:

Immediately after that will proceed to get the F4 effective call for the general shareholders meeting, get the voting into the transaction done. And immediately after that being listed, this should happen within the next 30 to 40 days.

Nick:

Great. Well, it's certainly going to be fun to keep an eye on, and I'm sure both SPARKS and SARK investors after listening to this are going to be paying a lot more attention to Latin America and the opportunities over there. Can't wait to see how this all comes together and thanks so much for both of you being on.

Rafa:

Thank you, Nick so much and Marlina. Thank you.

Andre:

Thanks a lot. Nick and Marlina. Thanks a lot was a pleasure speaking with you today. Thank you.

Nick:

Likewise.

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Forward-Looking Statements

This transcript contains statements that constitute “forward-looking statements,” including with respect to the proposed Business Combination. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. No assurance can be given that the Business Combination discussed above will be completed on the terms described, or at all. These statements are based on various assumptions, whether or not identified in this transcript, and on the current expectations of Semantix’s and Alpha Capital’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Semantix and Alpha Capital. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in Alpha Capital’s final prospectus that forms a part of Alpha Capital’s Registration Statement on Form S-1 (Reg. No. 333-252596), filed with the SEC pursuant to Rule 424(b)(4) on February 18, 2021 (the “Prospectus”) under the heading “Risk Factors,” and other documents of Alpha Capital filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Alpha Capital nor Semantix presently know or that Alpha Capital nor Semantix currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Alpha Capital’s and Semantix’s expectations, plans or forecasts of future events and views as of the date of this transcript. Alpha Capital and Semantix anticipate that subsequent events and developments will cause Alpha Capital’s or Semantix’s assessments to change. However, while Alpha Capital and Semantix may elect to update these forward-looking statements at some point in the future, Alpha Capital and Semantix specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Alpha Capital’s or Semantix’s assessments as of any date subsequent to the date of this transcript. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to the shareholders of Alpha Capital for their consideration. Alpha Capital has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC which includes a preliminary proxy statement to be distributed to Alpha Capital’s shareholders in connection with Alpha Capital’s solicitation for proxies for the vote by Alpha Capital’s shareholders in connection with the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, Alpha Capital will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Alpha Capital's shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Alpha Capital's solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transaction, because these documents will contain important information about Alpha Capital, Semantix and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Alpha Capital, without charge, at the SEC's website located at www.sec.gov or by directing a request to 1230 Avenue of the Americas, Fl. 16, New York, New York 10020.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Alpha Capital, Semantix and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from Alpha Capital’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Alpha Capital’s shareholders in connection with the proposed business combination will be set forth in Alpha Capital’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Alpha Capital’s directors and executive officers in the Prospectus.

Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This transcript does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

CONTACT:

Semantix PR

semantix@icrinc.com

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